Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CSI Compressco LP and CSI Compressco Finance Inc. for the registration of common units representing limited partner interests, preferred units, partnership securities, debt securities and guarantees and to the incorporation by reference therein of our report dated March 16, 2020 (except for Note 9, as to which the date is March 4, 2021) with respect to the consolidated financial statements of CSI Compressco LP and subsidiaries as of December 31, 2019 and for the years ended December 31, 2019 and 2018, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
June 2, 2021